As filed with the Securities and Exchange Commission on June 21, 2005

Registration No. 0-9261

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

KESTREL ENERGY, INC.
(Name of the Issuer)

KESTREL ENERGY, INC.
(Names of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

492545 10 8
(CUSIP Number of Class of Securities)

Timothy L. Hoops President and CEO Kestrel Energy, Inc. 1726 Cole Boulevard, Suite 210 Lakewood, Colorado 80401 (303) 295-0344	COPIES TO: S. Lee Terry, Jr., Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$25,560	$3.00

* Calculated solely for purposes of determining the filing fee. This amount assumed the acquisition of approximately 18,000 shares of Common Stock for $1.42 per share in cash in lieu of fractional shares to holders of less than 1 share after the proposed reverse stock split.
** Previously paid

☐
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid: $
(2) Form or Registration No.: Schedule 14A
(3) Filing Party:
(4) Date Filed:

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment”) is filed by Kestrel Energy, Inc., a Colorado corporation (the “Company”) and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on May 20, 2005 (together, the “Schedule”) with the Securities and Exchange Commission (“SEC”). The Schedule relates to a proposal to the Company’s shareholders to approve a 100-for-1 reverse stock split of the outstanding shares of the Company’s common stock.

The Company previously filed a preliminary proxy statement under Regulation 14A of the Securities Exchange Act of 1934, as amended relating to the special meeting of shareholders of the Company at which the shareholders will consider and vote upon a proposal for a 100-for-1 reverse stock split. The Company has amended and filed a new preliminary proxy statement with the SEC (the “Proxy Statement”) and a copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3).

The information in the Proxy Statement, including all the appendices thereto, is hereby expressly incorporated by reference to Items 1 through 15 of this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

Item 16. Exhibits.

(a)(1)	None.

(a)(2)	Preliminary copy of Notice of Special Meeting of Shareholders of the Company incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on June 21, 2005.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on June 21, 2005.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	Dissenter’s rights of appraisal are described in Attachment A to the Preliminary Proxy Statement, incorporated by reference to Schedule 14A filed by Kestrel Energy, Inc. on June 21, 2005.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KESTREL ENERGY, INC., a Colorado corporation

By:	/s/Timothy L. Hoops
Timothy L. Hoops President and Chief Executive Officer

Dated: June 21, 2005